June 27, 2018

Harrie Schippers
Chief Financial Officer
PACCAR INC
777 - 106th Ave. N.E.
Bellevue, WA 98004

       Re: PACCAR INC
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 21, 2018
           Form 10-Q for Fiscal Quarter Ended March 31, 2018
           Filed May 4, 2018
           File No. 001-14817

Dear Mr. Schippers:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Period Ended March 31, 2018

Notes to Consolidated Financial Statements
Note B - Sales and Revenues, page 10

1. We note your disclosure on page 4 of your Form 10-K for the fiscal year ended December
      31, 2017 that your trucks are essentially custom products, most of which are ordered by dealers according to customer specifications. Please provide us with your analysis regarding how you considered whether revenue from your trucks should be recognized over time. Refer to ASC 606-10-25-27 for guidance.
2. You disclose you recognize revenue when the customer obtains control of the product and
 Harrie Schippers
PACCAR INC
June 27, 2018
Page 2
         when control of products is transferred to customers. Please tell us when your performance obligations are satisfied. Refer to ASC 606-10-50-12(a) and ASC 606-10-
         50-18 or 50-19, as appropriate, for guidance.
3. From a transcript of your first quarter 2018 results conference call on April 24, 2018 and disclosure in Forms 10-K and 10-Q, we note the (i) impact of fleet deliveries on mix and margins; (ii) 2017 record year for medium duty truck deliveries and anticipated excellent
         2018 on the medium duty side; and (iii) three duty classes (light, medium, heavy) for your commercial trucks and disclosure of your market share of each. Please tell us your consideration of including information for fleet and nonfleet and by duty class in determining disaggregated revenue categories to present pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 91.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

FirstName LastNameHarrie Schippers
Comapany NamePACCAR INC
                                                              Division of
Corporation Finance
June 27, 2018 Page 2                                          Office of
Transportation and Leisure
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